August 14, 2008

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE:	Southeastern Banking Corporation (the “Company”) Form 10-K for the Year Ended December 31, 2007, File No. 000-32627

Mr. Nolan:

We are in receipt of your letter dated July 18, 2008 regarding your review of disclosures in our Form 10-K filing for the year ended December 31, 2007 pertaining to our evaluation of internal control over financial reporting. We are amending our Form 10-K to correct the inadvertent omission of management’s report on internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15 and our assessment and conclusion as to the effectiveness of the Company’s internal control over financial reporting, as required by Item 308T(a) of Regulation S-K; and to revise the Chief Executive Officer and Chief Financial Officer certifications to include corrected introductory language of paragraph 4(b) under Item 601(b)(31) of Regulation S-K. Only sections related to the amendment and exhibits have been updated.

We apologize for this inadvertent omission. We further acknowledge that a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please let us know. We appreciate your assistance.

Sincerely,

/s/ Cornelius P. Holland, III	/s/ Alyson G. Beasley
Cornelius P. Holland, III	Alyson G. Beasley
President & CEO	VP & Treasurer